Exhibit 4.38

Description of Securities Registered Pursuant to Section 12 of the Exchange Act

Lincoln National Corporation (“LNC”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock and our depositary shares (the “Series D Depositary Shares”), each representing a 1/1000th interest in a share of our 9.000% Non-Cumulative Preferred Stock, Series D (the “Series D Preferred Stock”).

Common Stock

The following description of our common stock is a summary and does not purport to be complete.  It is subject to and qualified in its entirety by reference to our restated articles of incorporation and our amended and restated bylaws (the “Bylaws”), each of which has been previously filed and is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the Indiana Business Corporation Law, which we refer to as the IBCL (described below). You should read these documents and the applicable provisions of the IBCL for a full description of the terms of common stock.

Authorized Capital Shares

Our authorized capital stock includes 800,000,000 shares of common stock (“Common Stock”), without par value.  The outstanding shares of our Common Stock are fully paid and non-assessable.

Voting Rights

Except as set forth below under “Anti-Takeover Provisions—Certain State Law Provisions,” each holder of record of our Common Stock is entitled to one vote for each share of our Common Stock held on all matters submitted to a vote of the shareholders, including election of directors. Holders of our Common Stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights

The holders of our Common Stock may receive cash dividends, if and when declared by our board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of Preferred Stock or other special classes of stock.

Liquidation Rights

In the event of a liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any Preferred Stock that may at the time be outstanding.

Preemptive Rights

Holders of our Common Stock do not have any preemptive or similar equity rights.

Listing and Transfer Agent

Our Common Stock is traded on the New York Stock Exchange under the trading symbol “LNC.” Our transfer agent is EQ Shareowner Services.

Anti-Takeover Considerations

Certain Provisions of LNC’s Bylaws

Article I of our Bylaws provides that special meetings of shareholders may be only called (i) by the board of directors, (ii) by the Chairman of the board of directors or (iii) by the Secretary of the Company at the valid written request of shareholders  of record who own, or are acting on behalf of one or more beneficial owners who own, continuously for at least one year as of the record date fixed in accordance with our Bylaws to determine who may deliver a written request to call such special meeting, capital stock representing ten percent (10%) of the voting stock (the “Special Meeting Request Required Shares”), and who continue to own the Special Meeting Request Required Shares at all times between such record date and the date of the applicable meeting of shareholders.

Article I of our Bylaws further provides that control shares (as discussed below) of the corporation acquired in a control share acquisition with respect to which the acquiring person has not filed with the corporation the statement required by the IBCL may, at any time during the period ending 60 days after the last acquisition of control shares by the acquiring person, be redeemed by the corporation at their fair value pursuant to procedures authorized by a resolution of the board of directors.

Article I also gives the board of directors the authority to enter into any arrangement to direct the voting of any other person’s shares in connection with a change of control of LNC.

Certain State Law Provisions.

Chapter 43 of the IBCL also restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (which includes us) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation, for five years following the date the shareholder acquired such 10% beneficial ownership, unless the acquisition or the business combination was approved by the board of directors in advance of that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not elect to opt out of these provisions.

Chapter 42 of the IBCL includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power (which we refer to as “control shares”) of an “issuing public corporation.” Unless the issuing public corporation’s articles of incorporation or bylaws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases control shares cannot vote the control shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the control shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the control shares. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares. “Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and has one of the following:

•	more than 10% of its shareholders resident in Indiana;
•	more than 10% of its shares owned by Indiana residents; or
•	1,000 shareholders resident in Indiana.

An issuing public corporation may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Our restated articles of incorporation do not elect to opt out of these provisions. Indiana insurance laws and regulations provide that no person may acquire our voting securities if that person would directly or indirectly be in control of us after the acquisition, unless that person has provided certain required information to us and to the Indiana Insurance Commissioner, and the Indiana Insurance Commissioner has approved the acquisition. Control of us is presumed to exist if any person beneficially owns 10% or more of our voting securities. Furthermore, the Indiana Insurance Commissioner may determine, after notice and hearing, that control exists despite the absence of a presumption to that effect. Consequently, no person may acquire, directly or indirectly, 10% or more of our voting securities, or otherwise acquire control of us, unless that person has provided such required information to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved such acquisition.

Series D Preferred Stock and Series D Depositary Shares

The following descriptions of the Series D Preferred Stock and Series D Depositary Shares are a summary and do not purport to be complete.  They are subject to and qualified in its entirety by reference to our restated articles of incorporation, our Bylaws, the articles of amendment to our restated articles of incorporation designating the Series D Preferred Stock and the deposit agreement in connection with the Series D Depositary Shares,  each of which have been previously filed and are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the IBCL. You should read these documents and the applicable provisions of the IBCL for a full description of the terms of Series D Preferred Stock and Series D Depositary Shares.

Series D Preferred Stock

General

Our authorized capital stock includes 10,000,000 shares of preferred stock. The shares of Series D Preferred Stock are represented by the Series D Depositary Shares (described further below), currently consisting of 20,000 shares with a stated amount of $25,000 per share.

The articles of amendment setting forth the terms of the Series D Preferred Stock provide that the Series D Preferred Stock rank senior to our junior stock (as defined herein). In addition, the articles of amendment setting forth the terms of the Series D Preferred Stock prohibit the issuance of any series of preferred stock senior to the Series D Preferred Stock in either the payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of LNC. In addition, we are generally be able to pay dividends, any redemption price and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series D Preferred Stock are fully paid and nonassessable. Holders of the Series D Preferred Stock do not have preemptive or subscription rights to acquire more stock of LNC.

The Series D Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of LNC. The Series D Preferred Stock has no stated maturity and is not be subject to any sinking fund, retirement fund or purchase fund or other obligation of LNC to redeem, repurchase or retire the Series D Preferred Stock.

Dividends

Dividends on the Series D Preferred Stock are not mandatory. Holders of the Series D Preferred Stock are entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends of the stated amount per share, under Indiana law, non-cumulative cash dividends that accrue for the relevant dividend period quarterly in arrears on the first day of March, June, September and December of each year, commencing on March 1, 2023. Dividends accrue from the date of original issue at a fixed rate per annum of 9.000% of the stated amount per share. Dividend payment dates are subject to adjustment for business days.

A dividend period is the period from, and including, a dividend payment date (other than the initial dividend period, which commenced on and included November 22, 2022); provided that, for any share of Series D Preferred Stock issued after November 22, 2022, the initial Dividend Period for such shares may commence on and include such other date as LNC’s board of directors or a duly authorized committee of the board of directors shall determine and publicly disclose.

Dividends are payable to holders of record of the Series D Preferred Stock as they appear on our books on the applicable record date, which is the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). Dividend record dates will apply regardless of whether a particular dividend record date is a business day.

Dividends payable on the Series D Preferred Stock are calculated on the basis of a 360-day year consisting of twelve 30-day months. If any dividend payment date is a day that is not a business day, then the dividend with respect to that dividend payment date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. “Business day” means any day other than a day on which federal or state banking institutions in the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

Dividends on the Series D Preferred Stock are not cumulative. Accordingly, if LNC’s board of directors (or a duly authorized committee of the board) does not declare a dividend on the Series D Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue, we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series D Preferred Stock are declared for any future dividend period and no interest, or sum of money in lieu of interest, will be payable in respect of any dividend not so declared.

So long as any Series D Preferred Stock remains outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding Series D Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

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no dividend shall be paid or declared or set aside for payment, and no distribution may be made, on our common stock or any other shares of our junior stock (as defined herein) (other than a dividend payable solely in shares of stock that rank junior to the Series D Preferred Stock in the payment of dividends in the distribution of assets on any liquidation, dissolution or winding up of LNC); and

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no monies may be paid or made available for a sinking fund for the redemption or retirement of common stock or other junior stock nor shall any shares of junior stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock that ranks junior to the Series D Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of LNC and other than through the use of the proceeds of a substantially contemporaneous sale of junior stock that ranks junior to the Series D Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of LNC) during a dividend period.

As used in this section, “junior stock” means our common stock and any other class or series of stock of LNC that ranks junior to the Series D Preferred Stock either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets upon any liquidation, dissolution or winding-up of LNC.

If our board or a duly authorized committee of our board elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the Series D Preferred Stock or any class or series of our stock that ranks on a parity with the Series D Preferred Stock in the payment of current dividends (“dividend parity stock”), then to the extent permitted by the terms of the Series D Preferred Stock and each outstanding series of dividend parity stock such partial dividends shall be declared on the Series D Preferred Stock and dividend parity stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such parity stock current in dividends, including undeclared dividends for past dividend periods.

As used in this section, “parity stock” means any other class or series of stock of LNC that we may issue that ranks equally with the Series D Preferred Stock in the payment of dividends (whether such dividends are cumulative or non-cumulative) and in the distribution of assets on any liquidation, dissolution or winding-up of LNC, subject to the limits under LNC’s restated articles of incorporation and the Series D articles of amendment against creating any other class of stock that ranks equally with the preferred stock absent preferred stock approval. Our 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C (the “Series C Preferred Stock”), which is not registered under Section 12 of the Exchange Act, is a parity stock. LNC may issue preferred stock that is parity stock from time to time in the future without the approval of holders of Series D Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other junior stock from time to time out of any funds legally available for such payment, and the Series D Preferred Stock shall not be entitled to participate in any such dividend. We do not currently have any junior stock other than common stock outstanding.

Dividends on the Series D Preferred Stock will not be declared, paid or set aside for payment if we fail to comply, or if such act would cause us to fail to comply, with applicable laws, rules and regulations (including, to the extent LNC becomes subject to regulation by a capital regulator, any applicable capital adequacy guidelines).

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of LNC, holders of the Series D Preferred Stock are entitled to receive out of assets of LNC available for distribution to shareholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of common stock and any other junior stock, a liquidating distribution in an amount equal to the stated amount per share of Series D Preferred Stock (initially equivalent to $25.00 per Depositary Share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series D Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

In any such distribution, if the assets of LNC are not sufficient to pay the liquidation preferences in full to all holders of the Series D Preferred Stock and all holders of any class or series of our stock that ranks on a parity with the Series D Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of LNC (the “liquidation preference parity stock”), the amounts paid to the holders of Series D Preferred Stock and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock other than the Series D Preferred Stock means the amount payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a noncumulative basis (and any unpaid, accrued cumulative dividends in the case of any holder of stock on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of the Series D Preferred Stock and any holders of liquidation preference parity stock, the holders of our other stock shall be entitled to receive all remaining assets of LNC according to their respective rights and preferences.

For purposes of this section, the merger or consolidation of LNC with any other entity, including a merger or consolidation in which the holders of the Series D Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange of all or substantially all of the assets of LNC, for cash, securities or other property shall not constitute a liquidation, dissolution or winding-up of LNC.

Optional Redemption

The Series D Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. We may redeem the Series D Preferred Stock at our option:

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in whole but not in part, at any time prior to December 1, 2027, within 90 days after the occurrence of a rating agency event at a redemption price equal to 102% of the stated amount of a share of Series D Preferred Stock (initially, $25,500 per share of Series D Preferred Stock, equivalent to $25.50 per

Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date, or

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(i) in whole but not in part, at any time prior to December 1, 2027, within 90 days after the occurrence of a regulatory capital event, or (ii) in whole or in part, at any time or from time to time on or after December 1, 2027, in each case, at a redemption price equal to the stated amount of a share of Series D Preferred Stock (initially, $25,000 per share of Series D Preferred Stock, equivalent to $25.00 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period will not constitute a part of or be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on the dividend record date relating to the dividend payment date.

Holders of the shares of Series D Preferred Stock do not have the right to require the redemption or repurchase of the Series D Preferred Stock.

“Rating agency event” means that any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series D Preferred Stock, which amendment, clarification or change results in:

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the shortening of the length of time the Series D Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series D Preferred Stock; or

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the lowering of the equity credit (including up to a lesser amount) assigned to the Series D Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series D Preferred Stock.

“Regulatory capital event” means that we become subject to capital adequacy supervision by a capital regulator that includes group-wide prescribed capital adequacy requirements and the capital adequacy requirements that apply to us as a result of being so subject set forth criteria pursuant to which the aggregate stated amount of the Series D Preferred Stock would not qualify as capital under such capital adequacy requirements.

If the Series D Preferred Stock is to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series D Preferred Stock to be redeemed, mailed not less than 30 days nor more than 90 days prior to the date fixed for redemption thereof (provided that,  if the Series D Preferred Stock is held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

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the number of shares of Series D Preferred Stock to be redeemed and, if less than all the shares of Series D Preferred Stock held by such holder are to be redeemed, the number of such shares of Series D Preferred Stock to be redeemed from such holder;

•	the redemption price; and

•	the place or places where holders may surrender certificates evidencing the Series D Preferred Stock for payment of the redemption price.

If notice of redemption of any Series D Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any Series D Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series D Preferred Stock, such Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Series D Preferred Stock will terminate, except the right to receive the redemption price, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to LNC, after which time the holders of the shares of Series D Preferred Stock so called for redemption shall look only to LNC for payment of the redemption price of such shares.

In case of any redemption of only part of the Series D Preferred Stock at the time outstanding, the Series D Preferred Stock to be redeemed shall be selected either pro rata or by lot.

If we become subject to capital adequacy supervision that includes group-wide prescribed capital adequacy requirements and the Series D Preferred Stock is included in our regulatory capital, the redemption of the Series D Preferred Stock may be subject to our receipt of any required prior approval from a capital regulator of ours and to the satisfaction of any conditions set forth in applicable capital rules and any other regulations of such capital regulator.

Voting Rights

Our restated articles of incorporation provide that, except as otherwise required by law, all shares of preferred stock (defined in our restated articles and this document to include all series of preferred stock outstanding from time to time) shall have the right at every shareholders’ meeting to one vote for each share of preferred stock standing in such holder’s name on the books of LNC on the date established by our board as of the record date for determination of shareholders entitled to vote at such meeting. Under the Series D Preferred Stock articles of amendment, except as otherwise provided by law, every holder of Series D Preferred Stock has the right at every shareholders’ meeting to one vote for each share of Series D Preferred Stock standing in such holder’s name on the books of LNC on the date established by the board as the record date for determination of shareholders entitled to vote at such meeting.

In addition, at any time when six or more quarterly dividends, whether or not consecutive, on one or more series of the preferred stock shall be in default, the holders of all preferred stock at the time or times outstanding as to which such default shall exist shall be entitled, at the next annual meeting of shareholders, voting as a class, to vote for and elect two of LNC’s directors. In the case of any vacancy in the office of a director occurring among the directors elected by the holders of the shares of the preferred stock voting as a class pursuant to the Series D Preferred Stock articles of amendment, the remaining director or directors elected by the holders of the shares of the preferred stock pursuant to the Series D Preferred Stock articles of amendment may elect a successor or successors to hold office until the next annual or special meeting of the shareholders.

At all meetings of shareholders held for the purpose of electing directors during such time as the holders of the shares of the preferred stock shall have the right, voting as a class, to elect directors pursuant to the Series D Preferred Stock articles of amendment, the presence in person or by proxy of the holders of a majority of the outstanding shares of the preferred stock then entitled, as a class, to elect directors pursuant to the Series D Preferred Stock articles of amendment shall be required to constitute a quorum of such class for the election of directors; provided, that the absence of a quorum of the holders of preferred stock shall not prevent the election at any such meeting or adjournment thereof of directors by any other class or classes of stock if the necessary quorum of the holders of such stock is present in person or by proxy at such meeting.

The right of the holders of preferred stock, voting as a class, to participate in the election of directors pursuant to the Series D Preferred Stock articles of amendment shall continue in effect in the case of all preferred stock entitled to receive cumulative dividends, until all accumulated and unpaid dividends have been paid or declared and set apart for payment on all cumulative preferred stock, the holders of which shall have been entitled to vote at the previous annual meeting of shareholders, or in the case of all non-cumulative preferred stock until non-cumulative dividends have been paid or declared and set apart for payment for four consecutive quarterly dividend periods on all non-cumulative preferred stock, the holders of which shall have been entitled to vote at the previous annual meeting of shareholders, and thereafter the right of the holders of preferred stock, voting as a class, to participate in the election of directors pursuant to the Series D Preferred Stock articles of amendment shall terminate.

The foregoing voting provisions (other than the voting right described in the first paragraph under this section “— Voting Rights”) will not apply if, at or prior to the time when any such vote would otherwise be required pursuant to the Series D Preferred Stock articles of amendment, all outstanding Series D Preferred Stock shall have been redeemed or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption.

Upon termination of the right of the holders of preferred stock, voting as a class, to participate in the election of directors pursuant to the Series D Preferred Stock articles of amendment, the term of office of each director then in office elected by the holders of the preferred stock shall terminate, and any vacancy so created may be filled as provided by our Bylaws.

Any director or directors elected by the holders of preferred stock, voting as a class pursuant to the Series D Preferred Stock articles of amendment, may be removed, with or without cause, only by a vote of the holders of a majority of the shares of preferred stock taken at a meeting as provided by Section 4 of Article III of our restated articles of incorporation.

So long as any shares of Series D Preferred Stock remain outstanding, LNC shall not, without the approval of the holders of a majority of the preferred stock, voting as a class:

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Amend LNC’s restated articles of incorporation to create or authorize any kind of stock ranking prior to or on a parity with the preferred stock with respect to payment of dividends or distribution on dissolution, liquidation or winding up, or create or authorize any security convertible into shares of stock of any such kind; or

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Amend, alter, change or repeal any of the express terms of the preferred stock, or of any series thereof, then outstanding in a manner prejudicial to the holders thereof; provided, that if any such amendment, alteration, change or repeal would be prejudicial to the holders of one or more, but not all, of the series of the preferred stock at the time outstanding, only such consent of the holders of two-thirds of the total number of outstanding shares of all series so affected shall be required, unless a different or greater vote shall be required by law; or

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Authorize the voluntary dissolution of LNC or any revocation of dissolution proceedings theretofore approved, authorize the sale, lease, exchange, or other disposition of all or substantially all of the property of LNC, or approve any limitation of the term of existence of LNC; or

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Merge or consolidate with another corporation in such manner that LNC does not survive as a continuing entity, if thereby the rights, preferences, or powers of the preferred stock would be adversely affected, or if there would thereupon be authorized or outstanding securities which LNC, if it owned all of the properties then owned by the resulting corporation, could not create without the approval of the holders of the preferred stock.

Transfer Agent, Registrar and Dividend Disbursing Agent

Equiniti Trust Company is the transfer agent, registrar and dividend disbursing agent for the Series D Preferred Stock.

Series D Depositary Shares

This section summarizes specific terms and provisions of the Series D Depositary Shares relating to our Series D Preferred Stock. Each Depositary Share represents a 1/1,000th interest in a share of the Series D Preferred Stock, and is evidenced by a depositary receipt. The shares of the Series D Preferred Stock represented by the Depositary Shares were deposited under a deposit agreement among us, Equiniti Trust Company as the Depositary, and the holders from time to time of the depositary receipts evidencing the Depositary Shares. Subject to the terms of the deposit agreement, each holder of Depositary Shares is entitled, through the Depositary, in proportion to the applicable fraction of a share of the Series D Preferred Stock represented by such Depositary Shares, to all the rights and preferences of the Series D Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Dividends and Other Distributions

Each dividend on a Depositary Share will be in an amount equal to 1/1,000th of the dividend declared on each share of the Series D Preferred Stock.

The Depositary distributes any cash dividends or other cash distributions received in respect of the deposited Series D Preferred Stock to the record holders of the Depositary Shares in proportion to the number of the Depositary Shares held by each holder on the relevant record date. The Depositary will distribute any property received by it other than cash to the record holders of the Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares entitled to such distribution in proportion to the number of the Depositary Shares they hold.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series D Preferred Stock.

The amounts distributed to holders of the Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges.

Redemption of the Depositary Shares

If we redeem the Series D Preferred Stock represented by the Depositary Shares, in whole or in part, a corresponding number of Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series D Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series D Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, on the shares of the Series D Preferred Stock. Whenever we redeem shares of the Series D Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of the Depositary Shares representing shares of the Series D Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected by the Depositary pro rata, by lot (or, if the Depositary Shares are in the form of global depositary receipts, in accordance with the applicable procedures of DTC in compliance with then-applicable rules of NYSE). In any such case, the Depositary will redeem the Depositary Shares only in increments of 1,000 Depositary Shares and any integral multiple thereof.

The Depositary will mail (or otherwise transmit by an authorized method) notice of redemption to holders of the Depositary Shares not less than 30 and not more than 90 days prior to the date fixed for redemption of the Series D Preferred Stock and the Depositary Shares.

Voting of the Depositary Shares

When the Depositary receives notice of any meeting at which the holders of the Series D Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Depositary Shares. Each record holder of Depositary Shares on the record date, which will be the same date as the record date for the Series D Preferred Stock, may instruct the Depositary to vote the amount of the Series D Preferred Stock represented by the holder’s Depositary Shares. Although each Depositary Share is entitled to 1/1,000th of a vote, the Depositary can only vote whole shares of Series D Preferred Stock. To the extent possible, the Depositary will vote the amount of the Series D Preferred Stock represented by the Depositary Shares in accordance with the instructions it receives. We have agreed to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares, it will not vote the amount of the Series D Preferred Stock represented by such Depositary Shares.

Listing

The Series D Depositary Shares are listed on the New York Stock Exchange under the symbol “LNC PRD.”

Form of the Depositary Shares

The Series D Depositary Shares were issued in book-entry form through DTC. The Series D Preferred Stock was issued in registered form to the Depositary.

Depositary

Equiniti Trust Company is the Depositary for the Series D Depositary Shares. We may terminate any such appointment and may appoint a successor Depositary at any time and from time to time, provided that we will use our best efforts to ensure that there is, at all relevant times when the Series D Preferred Stock is outstanding, a person or entity appointed and serving as such Depositary.

Delivery and Form

The Series D Depositary Shares are represented by one or more fully registered global depositary receipts, each of which we refer to as a “global security.” Each such global security was deposited with, or on behalf of, DTC, and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Depositary Shares in definitive form, no global security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Beneficial interests in the Series D Preferred Stock are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except under limited circumstances, Series D Depositary Shares represented by a global security are not exchangeable for, and are not issuable as, certificated depositary receipts.